SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

August 13, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ardent Health, Inc.

Draft Registration Statement on Form S-3

Confidentially Submitted August 13, 2025

CIK No. 0001756655

Ladies and Gentlemen:

On behalf of our client, Ardent Health, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-3 (the “Registration Statement”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement submitted herewith relates to the Company’s shelf registration statement for the sale of the Company’s securities in one or more offerings. The Company will publicly file the Registration Statement and non-public draft submission such that they are publicly available on the EDGAR system at least two business days prior to the requested effective time and date of the Registration Statement.

Please do not hesitate to contact the undersigned at (212) 839-5444 (or by email at mheinz@sidley.com) or Sam Gandhi at (212) 839-5684 (or by email at sgandhi@sidley.com) with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Stephen Petrovich, Ardent Health, Inc.
Sam Gandhi, Sidley Austin LLP